SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                 FORM 8-A/A


                   AMENDING FORM 8-A DATED JUNE 30, 1997

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                              COMMSCOPE, INC.
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           (Exact name of registrant as specified in its charter)


              Delaware                                       36-4135495
----------------------------------------------  ------------------------------
(State of incorporation or organization)                  (I.R.S. Employer
                                                         Identification No.)
       1375 Lenoir-Rhyne Boulevard
         Hickory, North Carolina                                28601
----------------------------------------------  ------------------------------
 (Address of principal executive offices)                    (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                                     Name of each exchange
           Title of each class                        on which each class
           to be so registered                        is to be registered
           -------------------                        -------------------

     Preferred Stock Purchase Rights                New York Stock Exchange

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     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
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                              (Title of Class)


                            Page 1 of 12 Pages
                          Exhibit Index on Page 8

This Form 8-A/A amends and supplements the Form 8-A filed by CommScope, Inc. dated June 30, 1997 (the "Form 8-A")

Item 1.   Description of Securities to be Registered.
          ------------------------------------------

          Item 1 of the Form 8-A is hereby amended by substituting the following:

          On June 10, 1997, the Board of Directors of CommScope, Inc., a Delaware corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend was paid to the stockholders of record as of 5:00 P.M., New York, New York time, on the date (the "Record Date") set by the Board of Directors of NextLevel Systems, Inc. ("NextLevel Systems"), for the distribution of Common Shares to the holders of shares of Common Stock, par value $.01 per share of NextLevel Systems, as contemplated by the Distribution Agreement, dated as of June 12, 1997 and as amended from time to time, among the Company, NextLevel Systems and General Instrument Corporation, and with respect to Common Shares issued thereafter until the Distribution Date (as hereinafter defined) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. On June 9, 1999, the Board of Directors of the Company adopted certain amendments to the terms of the Rights pursuant to Amendment No. 1 (the "Amendment"), between the Company and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent"). Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), at a purchase price of $60.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of June 12, 1997 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C. (the "Rights Agent") and the Amendment. A copy of the Rights Agreement is attached as an exhibit to the Form 8-A and a copy of the Amendment is attached as Exhibit 1 hereto, each of which is hereby incorporated by reference. The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement and the Amendment. The terms of the Preferred Stock are summarized below and are set forth in an Certificate of Designation attached as Exhibit A to the Rights Agreement.

          The Rights are attached to all certificates representing outstanding Common Shares, and no separate Right Certificates (as hereinafter defined) have been distributed. The Rights will separate from the Common Shares on the earliest to occur of (i) the first date of public announcement that a person or "group" has acquired beneficial ownership of 15% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) ten (10) business days (or such later date as the Board of Directors of the Company may determine) following the commencement of, or


                            Page 2 of 12 Pages
announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person". The first date of public announcement that a person or group has become an Acquiring Person is the "Shares Acquisition Date".

          The Rights Agreement provides that until the Distribution Date the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares have contained and will continue to contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M., New York, New York time, on June 12, 2007, unless earlier redeemed by the Company as described below.

          In the event that any person becomes an Acquiring Person (except pursuant to a Permitted Offer as hereinafter defined), each holder of a Right will have (subject to the terms of the Rights Agreement) the right (the "Flip-In Right") to receive upon exercise the number of Common Shares, or, in the discretion of the Board of Directors of the Company, the number of one one-thousandths of a Preferred Share (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void. A "Permitted Offer" is a tender or exchange offer for all outstanding Common Shares which is at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by a majority of Disinterested Directors (as hereinafter defined) to be adequate (taking into account all factors that such Disinterested Directors deem relevant) and otherwise in the best interests of the Company and its stockholders (other than the person or any affiliate or associate thereof on whose basis the offer is being made) taking


                            Page 3 of 12 Pages
into account all factors that such Disinterested Directors may deem relevant. "Disinterested Directors" are directors of the Company who are not officers of the Company and who are not Acquiring Persons or affiliates or associates thereof, or representatives of any of them, or any person who was directly or indirectly proposed or nominated as a director of the Company by a Transaction Person (as hereinafter defined).

          In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate thereof, or any other person in which such Acquiring Person, affiliate or associate has an interest, or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the Purchase Price. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

          The Purchase Price payable, and the number of one-thousandths of a Preferred Share or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          The Purchase Price is also subject to adjustment in the event of a stock split of the Common Shares, or a stock dividend on the Common Shares payable in Common Shares, or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional one-thousandths of a Preferred Share will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.


                            Page 4 of 12 Pages

          Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10.00 per share but, if greater, will be entitled to an aggregate dividend per share of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100.00, provided that they will be entitled to an aggregate payment per share of at least 1,000 times the aggregate payment made per Common Share. Each Preferred Share will have one thousand votes, voting together with the Common Shares. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Preferred Shares is equivalent to at least six full quarterly dividends, the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Shares until all dividends in default on the Preferred Shares have been paid in full and dividends for the current dividend period declared and funds therefor set apart.

          At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors of the Company. Additionally, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price after the triggering of the Flip-In Right and before the expiration of any period during which the Flip-In Right may be exercised in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Shares are treated alike but not involving a Transaction Person (as hereinafter defined). Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

          The form of the Rights Agreement, dated as of June 12, 1997, between CommScope, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, specifying the terms of the Rights, including the exhibits thereto, as follows: Exhibit A -- Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of CommScope, Inc.; Exhibit B -- Form of Right Certificate; and Exhibit C -- Summary of Rights to Purchase Preferred Shares is attached to the Form 8-A as Exhibit 1 and is incorporated by reference. The Form of Amendment is attached as


                            Page 5 of 12 Pages

Exhibit 1 to this Form 8-A/A and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to the Rights Agreement and the Amendment and the exhibits thereto.


Item 2.   Exhibits.
          --------

          1. Form of Amendment to the Rights Agreement, dated as of June 14, 1999 between CommScope, Inc. and ChaseMellon
               Shareholder Services, L.L.C. as Rights Agent.


                            Page 6 of 12 Pages

                                 SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      COMMSCOPE, INC.


                                      By:  /s/ Frank B. Wyatt, II
                                           ---------------------------
                                      Name:  Frank B. Wyatt, II
                                      Title: Vice-President,
                                             General Counsel and Secretary

Dated: June 14, 1999



                            Page 7 of 12 Pages

                               EXHIBIT INDEX


Exhibit                          Description
-------                          -----------

     1. Form of Amendment to the Rights Agreement, dated as of June 14, 1999 between CommScope, Inc. and ChaseMellon Shareholder Services, L.L.C. as Rights Agent.


                            Page 8 of 12 Pages

                                                                 EXHIBIT 1

                              AMENDMENT NO. 1
                              ---------------


          AMENDMENT NO. 1, dated as of June 14, 1999 ("Amendment No. 1"), between CommScope, Inc., a Delaware corporation, and ChaseMellon Shareholder Services, L.L.C., a New Jersey limited liability company, to the Rights Agreement, dated as of June 12, 1997 (the "Rights Agreement"), between CommScope, Inc., a Delaware corporation and ChaseMellon Shareholder Services, L.L.C., a New Jersey limited liability company.

          WHEREAS, the parties hereto desire to amend the Rights Agreement as set forth below.

          NOW, THEREFORE, the parties hereto agree as follows:

     1.   The Rights Agreement is hereby amended as follows:

          (i) The second sentence of Section 1(a), the definition of "Acquiring Person", shall be amended to delete the phrase "or (E) any FLC Entity, provided that the FLC Entities may acquire the Beneficial Ownership of additional Common Shares to the extent that the percentage of Common Shares Beneficially Owned by them in the aggregate, after giving effect to such acquisition, does not exceed 20% of the then Outstanding Common Shares of the Company" and adding the word "or" before "(D)" so that such second sentence shall now read in its entirety as follows:

               Notwithstanding the foregoing, (i) the term "Acquiring Person" shall not include (A) the Company, (B) any Subsidiary of the Company, (C) any employee benefit plan of the Company or of any Subsidiary of the Company, or (D) any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan acting in such capacity; and (ii) no Person shall become an "Acquiring Person" (x) as a result of the acquisition of Common Shares by the Company which, by reducing the number of Common Shares outstanding, increases the proportional number of shares beneficially owned by such Person together with all Affiliates and Associates of such Person, provided, that if (1) a Person would become an Acquiring Person (but for the operation of this clause (x)) as a result of the acquisition of Common Shares by the Company, and (2) after such share


                            Page 9 of 12 Pages
               acquisition by the Company, such Person, or an Affiliate or Associate of such Person, becomes the Beneficial Owner of any additional Common Shares, then such Person shall be deemed an Acquiring Person, or (y) if (1) within five Business Days after such Person would otherwise have become or, if such Person did so inadvertently, after such Person discovers that such Person would otherwise have become, an Acquiring Person (but for the operation of this clause (y)), such Person notifies the Board that such Person did so inadvertently, and (2) within two Business Days after such notification (or such greater period of time as may be determined by action of the Board, but in no event greater than five Business Days), such Person divests itself of a sufficient number of Common Shares so that such Person is the Beneficial Owner of such number of Common Shares that such Person no longer would be an Acquiring Person.

          (ii) Section 1 shall be amended to delete, in its entirety, paragraph (i) therefrom, whereupon the remaining paragraphs of
          Section 1 shall be consecutively relettered.

          (iii) The second sentence of the second paragraph of text after the legend in the Summary of Rights to Purchase Preferred Shares, set forth as Exhibit C to the Rights Agreement, shall be amended to delete the phrase "(other than FLC Entities (as hereinafter defined) to the extent FLC Entities, individually or as a group, beneficially own no more than 20% of the then Outstanding Common Shares)" so that it shall now read in its entirety as follows:

               The Rights will separate from the Common Shares on the earliest to occur of (i) the first date of public announcement that a person or "group" has acquired beneficial ownership of 15% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) ten (10) business days (or such later date as the Board of Directors of the Company may determine) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "DISTRIBUTION DATE").

          (iv) The definition of "FLC Entities" in the Summary of Rights to Purchase Preferred Shares, set forth as Exhibit C to the Rights Agreement, shall be deleted in its entirety.


                            Page 10 of 12 Pages

          (v) All references in the Rights Agreement (including the exhibits thereto) to the Rights Agreement shall, from and after the date hereof, refer to the Rights Agreement as amended by this Amendment No. 1.

     2. Except as amended hereby, the terms and provisions of the Rights Agreement shall remain in full force and effect.

     3. Each party hereto represents and warrants that (i) the execution, delivery and performance of this Amendment No. 1 by such party have been duly authorized by all necessary corporate action and (ii) this Amendment No. 1 constitutes a valid and binding agreement of such party.

     4. This Amendment No. 1 may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     5. This Amendment No. 1 shall become effective as of the date first above written.

     6. This Amendment No. 1 shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.


                            Page 11 of 12 Pages

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed and attested, all as of the date and year first above written.


                                        COMMSCOPE, INC.

                                        By:/s/ Frank B. Wyatt, II
                                           ----------------------------
                                           Name:  Frank B. Wyatt, II
                                           Title: Vice-President, General
                                                  Counsel and Security


                                        CHASEMELLON SHAREHOLDER
                                        SERVICES, L.L.C.


                                        By:/s/ James E. Hagan
                                           ----------------------------
                                           Name:  James E. Hagan
                                           Title: Vice-President


                            Page 12 of 12 Pages